                                    FORM N-8F

I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [   ] MERGER

      [   ] LIQUIDATION

      [ X ] ABANDONMENT OF REGISTRATION
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [   ] Election of status as a BUSINESS DEVELOPMENT COMPANY
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:     CTB SECURITIES TRUST FUND

3.    Securities and Exchange Commission File No.: 811-10091

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?


      [   ] Initial Application           [ X ] Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      22939 Hawthorne Boulevard
      Torrance, California 90505

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Kevin P. McEnery
      Wilmer, Cutler & Pickering
      2445 M Street, N.W.
      Washington, DC  20037-1420
      (202) 663-6596

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

      Fred Hung
      22939 Hawthorne Boulevard
      Torrance, California 90505
      (310) 791-8014

8.    Classification of fund (check only one):

      [ X ] Management company;

      [   ] Unit investment trust; or

      [   ] Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [   ]  Open-end          [ X ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated.

      None

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      The fund has not made a public offering of its securities and has only offered its shares pursuant to private placement transactions which did not involve any "public offering" within the meaning of Section 4(2) of the Securities Act of 1933.

      During the operational life of the fund, including at the time of the approvals described in response to Item 15(a) and (b), there has been only one beneficial owner of the units of beneficial interest of the fund. The beneficial owner was given an opportunity to redeem its shares before the fund sought to deregister; we note that, without the agreement of that sole stockholder, the fund would not have been able to apply for abandonment of its registration.


13.   If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es):  Not applicable

      (b) Trustee's name(s) and address(es):    Not applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [    ] Yes     [ X ] No

      If Yes, for each UIT state:

            Name(s):  Not applicable
            File No.: Not applicable
            Business Address:  Not applicable

15.   (a)   Did the fund obtain approval from the board of directors
            concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [ X ] Yes  [   ] No

            If Yes, state the date on which the board vote took place:
            February 6, 2003
            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in Liquidation or Abandonment of Registration?

            [ X ] Yes     [   ] No

            If Yes, state the date on which the shareholder vote took
            place:     March 12, 2003

            If No, explain:

II.   DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [   ] Yes [   ] No

      (a) If Yes, list the date(s) on which the fund made those distributions:

      (b)   Were the distributions made on the basis of net assets?

            [   ] Yes [   ] No

      (c)   Were the distributions made pro rata based on share ownership?

            [   ] Yes [   ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)   Liquidations only:
            Were any distributions to shareholders made in kind?

            [   ] Yes [   ] No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:
      Has the fund issued senior securities?

      [   ] Yes [   ] No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [   ] Yes [   ] No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [   ] Yes      [   ]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [   ] Yes      [   ] No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [    ] Yes      [   ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [   ] Yes      [   ] No

      If Yes,
      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)   Legal Expenses:

            (ii)  Accounting expenses:

            (iii) Other expenses (list and identify separately):

            (iv)  Total expenses (sum of lines (i)-(iii) above):

      (b)   How were those expenses allocated?

      (c)   Who paid those expenses?

      (d)   How did the fund pay for unamortized expenses (if any)?

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [    ] Yes      [   ] No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [   ] Yes     [ X ] No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ X ] Yes     [   ] No

      If yes, describe the nature and extent of those activities: The fund will operate as a Real Estate Investment Trust under IRC Sections 856-860. The fund will be exempt from registration under Sections 3(c)(1), 3(c)(5)(C), and/or 3(c)(7) of the Investment Company Act of 1940.

VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:  Not applicable

      (b) State the Investment Company Act file number of the fund surviving the Merger: Not applicable

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not applicable

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form: Not applicable

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of CTB Securities Trust Fund, (ii) he is the Chief Financial Officer of CTB Securities Trust Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                          /s/ Fred Hung
                                          --------------------------------------
                                          Title:  Chief Financial Officer